

April 5, 2024

Daphne G. Frydman
General Counsel
United States 12 Month Oil Fund, LP
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, CA 94596

> **Re: United States 12 Month Oil Fund, LP**
> **Post-Effective Amendment No. 1 to Form S-3 on Form S-1**
> **Filed March 20, 2024**
> **File No. 333-270699**

Dear Daphne G. Frydman:

We have reviewed your post-effective amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-3 on Form S-1 filed March 20, 2024

Legal Matters
Experts, page 51

1. We note on November 14, 2023, you dismissed Spicer Jeffries LLP as your independent accountant and retained Cohen & Company, Ltd. as a replacement. Please revise this section to include the disclosures required by Item 304 of Regulation S-K, including:

   - Disclose whether for either of the past two fiscal years Spicer Jeffries LLP's audit reports contained an adverse opinion or disclaimer of opinion or were qualified or modified as to uncertainty, audit scope or accounting principles. If applicable, also describe the nature of each such adverse opinion, disclaimer of opinion, qualification or modification. Refer to Item 304(a)(1)(ii) of Regulation S-K.
   - Disclose whether there were any disagreements with Spicer Jeffries LLP as defined in Item 304(a)(1)(iv) of Regulation S-K and whether any reportable events occurred as defined in Item 304(a)(1)(v) of Regulation S-K during the two most recent fiscal

years and any subsequent interim period preceding your dismissal of Spicer Jeffries LLP.

Item 16. Exhibits and Financial Statement Schedules, page II-2

2.   Please amend your filing to include a letter filed as an exhibit from Spicer Jeffries LLP stating whether it agrees with the statements disclosed in the section headed "Experts" in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Stanton at 202-551-2197 or David Gessert at 202-551-2326 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Owen J. Pinkerton